As filed with the Securities and Exchange Commission on April 22, 2015	333-161399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 2 TO
FORM F-6
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

TECHNIP
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)

France
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
 (Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Deanna Goodwin
11740 Katy Freeway, #100
Houston, TX 77079
(281) 870-1111
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing                                                 ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-fourth of one ordinary share of Technip	N/A	N/A	N/A	N/A
This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("American Depositary Receipt" or "ADR"), included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a) (6) to this Registration Statement and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2.	AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that TECHNIP publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.technip.com) or through an electronic information delivery system generally available to the public in its primary trading market.
Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of Deposit Agreement among TECHNIP, Deutsche Bank Trust Company Americas, as successor depositary to JPMorgan Chase Bank, N.A. (as successor, the "Depositary"), and all holders from time to time of ADRs issued thereunder (as amended by the amendments set forth below, the "Deposit Agreement").  Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement. Previously filed.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement. Previously filed.

(a)(4)	Form of Supplement and Amendment to Deposit Agreement. Form of Supplement and Amendment to Deposit Agreement. Previously filed.

(a)(5)	Form of Supplement and Amendment No. 2 to Deposit Agreement. Form of Supplement and Amendment No. 2 to Deposit Agreement including the form of American Depositary Receipt. Previously filed.

(a)(6)	Form of Supplement and Amendment No. 3 to Deposit Agreement. Form of Supplement and Amendment No. 3 to Deposit Agreement including the form of American Depositary Receipt, is filed herewith as Exhibit (a)(6).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among TECHNIP, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 22, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing one-fourth of one ordinary share of TECHNIP.

By: DEUTSCHE BANK TRUST COMPANY AMERICAS, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Technip certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Paris, France on April 22, 2015.

TECHNIP

By:	/s/ Thierry Pilenko
Name:	Thierry Pilenko
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on April 22, 2015.

Signatures	Capacity

/s/ Thierry Pilenko	Chairman and Chief Executive Officer
Thierry Pilenko

/s/ Julian Waldron	Group Chief Financial Officer
Julian Waldron

/s/ Virginie Duperat-Vergne	Senior Vice President & Group Controller
Virginie Duperat-Vergne

/s/ Olivier Appert	Director
Olivier Appert

/s/ Pascal Colombani	Director
Pascal Colombani

/s/ Marie-Ange Debon	Director
Marie-Ange Debon

/s/Gérard Hauser	Director
Gérard Hauser

/s/ Leticia Costa	Director
Leticia Costa

/s/ C. Maury Devine	Director
C. Maury Devine

/s/ John O’Leary	Director
John O’Leary

/s/ Joseph Rinaldi	Director
Joseph Rinaldi

/s/ Manisha Girotra	Director
Manisha Girotra

/s/ Alexandra Bech Gjørv	Director
Alexandra Bech Gjørv

/s/ Pierre-Jean Sivignon	Director
Pierre-Jean Sivignon

/s/ Deanna Goodwin	Authorized Representative in the United States
Deanna Goodwin

INDEX TO EXHIBITS

Exhibit Number

(a) (6)	Form of Supplement and Amendment No. 3 to Deposit Agreement, including form of ADR

(e)	Rule 466 certification